UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of July 2007

FIAT S.p.A.
(Translation of Registrant’s name into English)

Via Nizza 250
Torino, Italy 10126
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X] Form 40-F [ ]

(Indicate by check mark whether the registrant by
furnishing the information contained in the form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes [ ] No [X]

TABLE OF CONTENTS

New appointments to the Fiat Board of Directors

SIGNATURES

New appointments to the Fiat Board of Directors

The Fiat Board of Directors, which met today, accepted with regret the resignation tendered by Mr. Hermann-Josef Lamberti due to his increasing commitments and thanked him on behalf of the entire Fiat Group for his precious cooperation throughout these years.

The Board then co-opted René Carron, Chairman of Crédit Agricole. Considering the size of the Crédit Agricole Group, the Board determined that the relations existing between the French banking group and the Fiat Group are not material and therefore that René Carron meets the requirements for independence.

The Board of Directors also appointed Gian Maria Gros-Pietro as component of the Internal Control Committee in replacement of Mr. Lamberti and resolved to split the Nominating and Compensation Committee into two separate committees in order to better conform to corporate governance best practices, as well as the other recommendations set forth on the issue in the Corporate Governance Code.

The composition of Committees is now as follows:

Internal Control Committee
Mario Zibetti                                                      Chairman
Gian Maria Gros-Pietro
Vittorio Mincato

Nominating and Corporate Governance Committee
John Elkann                                                       Chairman
Luca Garavoglia
Gian Maria Gros-Pietro

Compensation Committee
Roland Berger                                                   Chairman
Luca Garavoglia
Mario Zibetti

Turin, July 24, 2007

René Carron: Chairman of Crédit Agricole S.A.

René Carron was born in 1942, in Savoy, France.

A farmer by profession, he was President of the Savoy Chamber of Agriculture from 1983 to 1992.

In 1981 René Carron joined the Crédit Agricole Group as Chairman of the Yenne Local Bank.

In April 1992, he was appointed Chairman of the Crédit Agricole Regional Bank de la Savoie which became - after its merger in 1994 with the Regional Bank de Haute Savoie – the Regional Bank des Savoie of which René Carron remains Chairman.

As of 1995 he took on greater responsibilities within national bodies. In 1995 he joined the Board of Fédération Nationale du Crédit Agricole and was its Chairman from July 2000 until April 2003.

In 1999, he was appointed to Crédit Agricole S.A.’s Board, of which he became Chairman in December 2002.

Former Mayor of Yenne, René Carron has been Yenne District Councillor. Aditionnally, he was member of the Savoy District Council Standing Committee and Vice-President of the Savoy District Council from 1995 to 1998.

Mr Carron also presided over the “Savoie 92” Association in charge of promoting the Savoy region during the lead-up to the Olympic Games in Albertville.

From 2000 to 2003, René Carron was member of the Economic and Social Council.

Amongst other responsibilities, Mr Carron also sits on Suez’s Board of Directors and on Lagardère SCA’s Supervisory Board.

He chairs the FARM foundation (Fondation pour l’Agriculture et la Ruralité dans le Monde).

Additionally, the readers of the French daily La Tribune elected René Carron the “Best Strategist for 2003”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 25, 2007

FIAT S.p.A.

BY: /s/ Fabio Spirito
_____________________________

Fabio Spirito

Power of Attorney